February 1, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Mr. John Reynolds
Assistant Director

Re:	Information Services Group
Request for Withdrawal of Form 8-A Filing

Dear Mr. Reynolds:

We serve as counsel to Information Services Group, Inc., a Delaware corporation.  We hereby request withdrawal of the following Form 8-A filing since it was inadvertently filed on EDGAR under Form 8-A12G when it should have been filed under Form 8-A12B.

Filing	Date Filed	EDGAR Accession No.	File No.

Form 8-A	January 29, 2007	0001104659-07-005401	000-52427

The Form 8-A was re-filed under the correct Form 8-A12B designation on January 31, 2007.

Please contact the undersigned at (212) 836-7061 or William Lonergan at (212) 836-7190 with any further comments or questions you may have.

Sincerely,

/s/ Emanuel Cherney
Emanuel Cherney